UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of Report: (Date of Earliest Event Reported): April 19, 2024

THE ARENA GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

delaware	001-12471	68-0232575
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 VESEY STREET, 24TH FLOOR
NEW YORK, new york	10281
(Address of principal executive offices)	(Zip code)

212-321-5002

(Registrant’s telephone number including area code)

(Former name or former address if changed since last report)

Securities registered pursuant in Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AREN	NYSE American

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Sara Silverstein as Chief Executive Officer

Effective April 19, 2024, Sara Silverstein, age 43, was appointed as the Chief Executive Officer of The Arena Group Holdings, Inc (the “Company”). Ms. Silverstein previously served as General Manager – Finance Arena of the Company since November 2021. Prior to that, she was Executive Editor at Business Insider from 2013 to 2020. Ms. Silverstein started her career at a hedge fund and has been working in the media industry for the past 14 years, including other positions with Bloomberg Media. Ms. Silverstein has a bachelor’s degree in mathematics from the University of Colorado and an MBA from the University of Chicago Booth School of Business.

Effective April 19, 2024, Ms. Silverstein also entered into an executive employment agreement with the Company (the “Employment Agreement”). The Employment Agreement is terminable at will by either the Company or Ms. Silverstein. The Employment Agreement provides that Ms. Silverstein will be paid an annual base salary of $400,000, subject to annual review by the Board. Ms. Silverstein is also eligible to earn an annual bonus based on the discretion of the Company’s board of directors (the “Board”). She is eligible to participate in Company incentive plans and also entitled to the same employment benefits available to the Company’s other employees, as well as to the reimbursement of business expenses during her term of employment. The Employment Agreement provides for various termination events, including termination without cause or for good reason (both as defined in the Employment Agreement), pursuant to which Ms. Silverstein would be entitled to certain COBRA reimbursement and incentive equity vesting acceleration. Ms. Silverstein is also subject to restrictive covenants with respect to the solicitation of employees, solicitation of customers, use of trade secrets, and competition with us for a period of up to one year after termination of the Employment Agreement. The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

There are no arrangements or understandings between Ms. Silverstein and any other persons pursuant to which she was selected as an officer of the Company, there are no family relationships among any of the Company’s directors or executive officers and Ms. Silverstein and she has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Resignation of Cavitt Randall as Chief Executive Officer

Effective April 19, 2024, Cavitt Randall resigned as the Chief Executive Officer of the Company in connection with the appointment of Ms. Silverstein. Mr. Randall served as Chief Executive Officer since February 13, 2024. He will continue to serve as a member of the Board.

Departure of Jason Frankl as Interim Co-President and Chief Business Transformation Officer

As disclosed under Item 8.01 below, effective April 26, 2024, since the need for services has completed and come to its conclusion, the Company and Jason Frankl have mutually agreed to end the interim management engagement with FTI Consulting Inc. (“FTI”), a global business advisory firm. In connection with this action, Mr. Frankl, a senior managing director with FTI, will no longer serve as interim Co-President and Chief Business Transformation Officer of the Company. Mr. Frankl served as interim Co-President since January 23, 2024 and as Chief Business Transformation Officer of the Company since January 5, 2024. Mr. Frankl and FTI will continue to be available to the Board and management to ensure a smooth transition of responsibilities.

Appointment of Manoj Bhargava as President

In connection with the departure of Mr. Frankl described above, Manoj Bhargava, previously serving as the Company’s Co-President, will serve as President effective April 26, 2024. Mr. Bhargava, 71, is the founder of Innovation Ventures LLC and has served as its Chief Executive Officer since its inception in 2000. Mr. Bhargava has extensive management, operations and marketing experience, which he has applied to numerous new business start-ups including a water filtration company, a research and development company and an investment company. There are no changes in the compensation of Mr. Bhargava in connection with his change in title.

Item 8.01	Other Events.

On April 22, 2024, the Company issued a press release announcing the appointment of Ms. Silverstein as Chief Executive Officer. A copy of the press release is included herewith as Exhibit 99.1.

On April 23, 2024, the Company issued a press release announcing a new editor-in-chief for, and a special print edition of, SURFER magazine. A copy of the press release is included herewith as Exhibit 99.2.

On January 5, 2024, the Board finalized an engagement with FTI to assist the Company with its turnaround plans and forge an expedited path to sustainable positive cash flow and earnings to create shareholder value. Effective April 26, 2024, and since the need for services has completed and come to its conclusion, the Company and FTI have mutually agreed to end the engagement.

Item 9.01.	Financial Statements and Exhibits.

10.1	Employment Agreement between The Arena Group Holdings, Inc. and Sara Silverstein dated April 19, 2024.
99.1	Press release regarding management changes issued on April 22, 2024.
99.2	Press release regarding SURFER magazine issued on April 23, 2024.
104	Cover Page Interactive Date File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) by and among the Company, Simplify Inventions, LLC (“Simplify”), Bridge Media Networks, LLC (“Bridge Media”), New Arena Holdco, Inc. (“Newco”) and the other parties to that certain Business Combination Agreement, dated November 5, 2023, as amended, Newco and the Company prepared and filed on February 9, 2024 with the SEC a registration statement on Form S-4 that included a combined proxy statement/prospectus of the Company and Newco (the “Combined Proxy Statement/Prospectus”). The Company, Simplify and Newco may make amendments or supplements, to the Combined Proxy Statement/Prospectus with the SEC, and the Company will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the Proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Newco and/or the Company has filed or may file and/or amend with the SEC in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ARENA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY NEWCO OR ARENA WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Newco and/or the Company without charge through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Simplify, Bridge Media and Newco and certain of their respective directors and executive officers and other members of their The Company, Simplify, Bridge Media and Newco and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of the Company is contained in the Company’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 28, 2023, its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the Proposed Transaction, including any plans or estimates; the ability of the parties to complete the Proposed Transaction considering the various closing conditions; expectations regarding the related agreements to the Proposed Transaction, including the timing, structure, terms, benefits, plans and each of the parties’ ability to satisfying the closing conditions therein; the expected composition of the board of directors of the combined company; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “intend,” “expect,” “seek,” “estimate,” “plan,” “would,” or other similar words or expressions or negatives of these words, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the Proposed Transaction, including that the required approval by the stockholders of the Company may not be obtained; (2) the risk that the Proposed Transaction may not be completed in the time frame expected by the parties, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of New Arena following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating Bridge Media and the Company; (6) the ability of New Arena to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of New Arena; (8) any inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) potential litigation in connection with the Proposed Transaction or other settlements or investigations that may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Bridge Media, the Company and New Arena to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event; (14) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transaction; (17) the risk that disruptions from the Proposed Transaction will harm Bridge Media and the Company, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Bridge Media’s or the Company’s ability to pursue certain business opportunities or strategic transactions; (19) Bridge Media’s, the Company’s and New Arena’s ability to meet expectations regarding the accounting and tax treatments of the Proposed Transaction; (20) delays in Bridge Media attracting advertisers or executing its business growth strategy; (21) continued fragmentation of audiences and a reduction in the number of television subscribers; (22) decreases in advertising spending or advertising demand or the demand for Bridge Media programming; (23) increased competition for programing, audiences and advertisers; (24) loss of Bridge Media’s key affiliate customer, Agency 5; (25) changes in government regulations, licensing requirements, or FCC’s rules and regulations and the applicability of such rules and regulations to Bridge Media; (26) failure to identify strategic acquisitions candidates or achieve the desired results of strategic acquisitions; (27) loss of material intellectual property rights for the Company or Bridge Media’s programming, technology, digital and other content; (28) labor disputes, increasing demand for creative talent and union activity; (29) loss of key employees or the inability to attract and retain skilled employees; and (30) inability to or limitations on raising additional capital in the future. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 31, 2023, the registration statement on Form S-4 discussed above and other documents filed by the Company and Newco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, Simplify, Bridge Media and Newco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, Simplify, Bridge Media or Newco gives any assurance that the Company, Bridge Media or the combined company will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 25, 2024

THE ARENA GROUP HOLDINGS, INC.

By:	/s/ Douglas B. Smith
Name:	Douglas B. Smith
Title:	Chief Financial Officer